Exhibit 99.1

Hexindai Announces Changes in its Independent Registered Public Accounting Firm

BEIJING, Nov. 16, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has changed its independent registered public accounting firm.

I.                Previous Independent Registered Public Accounting Firm

1.              On November 15, 2018, the Company dismissed its independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP (“MarcumBP”). MarcumBP served as the Company’s independent registered public accounting firm for the two most recent fiscal years ended March 31, 2017 and 2018.

2.              The audit report of MarcumBP on the consolidated financial statements of the Company as of March 31, 2017 and 2018 and for the fiscal years ended March 31, 2017 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

3.              The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

4.              During the Company’s two most recent fiscal years ended March 31, 2017 and 2018 and through November 15, 2018, the date of dismissal, (a) there were no disagreements with MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MarcumBP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” (as that term is described in Item 304(a)(1)(v) of Regulation S-K), and except for the material weaknesses in the Company’s internal control over financial reporting (the “Material Weaknesses”) as disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2018. The Audit Committee and Board of Directors of the Company discussed the Material Weaknesses with MarcumBP. The Company has authorized MarcumBP to respond fully to the inquiries of the successor accountant of the Company concerning the Material Weaknesses. There is no disagreement with MarcumBP on the above matters.

5.              On November 16, 2018, the Company provided MarcumBP with a copy of the above statements contained in this press release and has requested that MarcumBP furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of such letter is attached as Exhibit 16.1 to the Company’s current report on Form 6-K dated November 16, 2018.

II.           New Independent Registered Public Accounting Firm

With the dismissal of MarcumBP, the Company engaged Deloitte Touch Tohmatsu (“Deloitte”) as its independent registered public accounting firm for the fiscal year ending March 31, 2019. The engagement of Deloitte was approved by the Audit Committee and the Board of Directors of the Company. During the two most recent fiscal years ended March 31, 2017 and 2018 and any subsequent interim periods prior to the engagement of Deloitte, neither the Company, nor someone on its behalf, has consulted Deloitte regarding:

1.              the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.              any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

About Hexindai Inc.

Hexindai (NASDAQ: HX) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com